-----------------------                                   ----------------------
 CUSIP No. 169657 10 3                 13G                 Page 1 of 22 Pages
           -----------                                          -    --
-----------------------                                   ----------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 _____________

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 2)/1/

                                 ChipPAC, Inc.
    -----------------------------------------------------------------------
                               (Name of Issuer)

                Class A Common Stock, par value $0.01 per share
    -----------------------------------------------------------------------
                        (Title of Class of Securities)

                                  169657 10 3
    -----------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2001
    -----------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:

    [_] Rule 13d-1(b)

    [_] Rule 13d-(c)

    [X] Rule 13d-1(d)

                                 _____________

                              Page 1 of 22 Pages

_______________

    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                   ----------------------
 CUSIP No. 169657 10 3                 13G                 Page 2 of 22 Pages
           -----------                                          -    --
-----------------------                                   ----------------------

================================================================================
     1    NAME OF REPORTING PERSON

          BAIN CAPITAL FUND VI, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

          NUMBER OF       5  SOLE VOTING POWER

           SHARES            16,303,749 (See Item 4)
                         -------------------------------------------------------

        BENEFICIALLY      6  SHARED VOTING POWER

          OWNED BY           None
                         -------------------------------------------------------
            EACH          7  SOLE DISPOSITIVE POWER

          REPORTING          16,303,749 (See Item 4)
                         -------------------------------------------------------
           PERSON         8  SHARED DISPOSITIVE POWER

            WITH             NONE
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,303,749 (See Item 4)
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          20.5%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          PN
================================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP No. 169657 10 3                 13G                 Page 3 of 22 Pages
           -----------                                          -    --
-----------------------                                   ----------------------


================================================================================
     1    NAME OF REPORTING PERSON

          BAIN CAPITAL PARTNERS VI, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

          NUMBER OF       5  SOLE VOTING POWER

           SHARES            None
                         -------------------------------------------------------

        BENEFICIALLY      6  SHARED VOTING POWER

          OWNED BY           16,303,749 (See Item 4)
                         -------------------------------------------------------
            EACH          7  SOLE DISPOSITIVE POWER

          REPORTING          None
                         -------------------------------------------------------
           PERSON         8  SHARED DISPOSITIVE POWER

            WITH             16,303,749 (See Item 4)
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,303,749 (See Item 4)
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          20.5%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          PN
================================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP No. 169657 10 3                 13G                 Page 4 of 22 Pages
           -----------                                          -    --
-----------------------                                   ----------------------


================================================================================
     1    NAME OF REPORTING PERSON

          BAIN CAPITAL INVESTORS, LLC
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

          NUMBER OF       5  SOLE VOTING POWER

           SHARES            None
                         -------------------------------------------------------

        BENEFICIALLY      6  SHARED VOTING POWER

          OWNED BY           20,684,204 (See Item 4)
                         -------------------------------------------------------
            EACH          7  SOLE DISPOSITIVE POWER

          REPORTING          None
                         -------------------------------------------------------
           PERSON         8  SHARED DISPOSITIVE POWER

            WITH             20,684,204 (See Item 4)
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,684,204 (See Item 4)
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          26.0%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          OO
================================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP No. 169657 10 3                 13G                 Page 5 of 22 Pages
           -----------                                          -    --
-----------------------                                   ----------------------


================================================================================
     1    NAME OF REPORTING PERSON

          BCIP ASSOCIATES II
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

          NUMBER OF       5  SOLE VOTING POWER

           SHARES            2,181,587 (See Item 4)
                         -------------------------------------------------------

        BENEFICIALLY      6  SHARED VOTING POWER

          OWNED BY           None
                         -------------------------------------------------------
            EACH          7  SOLE DISPOSITIVE POWER

          REPORTING          2,181,587 (See Item 4)
                         -------------------------------------------------------
           PERSON         8  SHARED DISPOSITIVE POWER

            WITH             None
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,181,587 (See Item 4)
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.7%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          PN
================================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
 CUSIP No. 169657 10 3                 13G                 Page 6 of 22 Pages
           -----------                                          -    --
-----------------------                                   ----------------------


================================================================================
     1    NAME OF REPORTING PERSON

          BCIP ASSOCIATES II-B
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------

          NUMBER OF       5  SOLE VOTING POWER

           SHARES            398,580 (See Item 4)
                         -------------------------------------------------------

        BENEFICIALLY      6  SHARED VOTING POWER

          OWNED BY           None
                         -------------------------------------------------------
            EACH          7  SOLE DISPOSITIVE POWER

          REPORTING          398,580 (See Item 4)
                         -------------------------------------------------------
           PERSON         8  SHARED DISPOSITIVE POWER

            WITH             None
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          398,580 (See Item 4)
--------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.5%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          PN
================================================================================
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
 CUSIP No. 169657 10 3                13G                Page 7 of 22 Pages
          -------------                                      ---  ----
-------------------------                              -------------------------
================================================================================
 1    NAME OF REPORTING PERSON

      BCIP ASSOCIATES II-C
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5  SOLE VOTING POWER

        SHARES              847,004 (See Item 4)
                       ---------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER

        OWNED BY            None
                       ---------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER

        REPORTING           847,004 (See Item 4)
                       ---------------------------------------------------------
          PERSON         8  SHARED DISPOSITIVE POWER

           WITH             None
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      847,004 (See Item 4)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.1%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      PN
================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
 CUSIP No. 169657 10 3                13G                Page 8 of 22 Pages
          -------------                                      ---  ----
-------------------------                              -------------------------
================================================================================
 1    NAME OF REPORTING PERSON

      BCIP TRUST ASSOCIATES II
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5  SOLE VOTING POWER

        SHARES              757,406 (See Item 4)
                       ---------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER

        OWNED BY            None
                       ---------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER

        REPORTING           757,406 (See Item 4)
                       ---------------------------------------------------------
          PERSON         8  SHARED DISPOSITIVE POWER

           WITH             None
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      757,406 (See Item 4)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      1.0%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      PN
================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
 CUSIP No. 169657 10 3                13G                Page 9 of 22 Pages
          -------------                                      ---  ----
-------------------------                              -------------------------
================================================================================
 1    NAME OF REPORTING PERSON

      BCIP TRUST ASSOCIATES II-B
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5  SOLE VOTING POWER

        SHARES              195,878 (See Item 4)
                       ---------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER

        OWNED BY            None
                       ---------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER

        REPORTING           195,878 (See Item 4)
                       ---------------------------------------------------------
          PERSON         8  SHARED DISPOSITIVE POWER

           WITH             None
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      195,878 (See Item 4)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.2%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      PN
================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
 CUSIP No. 169657 10 3                13G                Page 10 of 22 Pages
          -------------                                      ----  ----
-------------------------                              -------------------------
================================================================================
 1    NAME OF REPORTING PERSON

      BAIN CAPITAL, LLC
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
       NUMBER OF         5  SOLE VOTING POWER

        SHARES              183,334 (See Item 4)
                       ---------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER

        OWNED BY            None
                       ---------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER

        REPORTING           183,334 (See Item 4)
                       ---------------------------------------------------------
          PERSON         8  SHARED DISPOSITIVE POWER

           WITH             None
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      183,334 (See Item 4)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.2%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      OO
================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                              -------------------------
 CUSIP No. 169657 10 3                13G                Page 11 of 22 Pages
          -------------                                      ----  ----
-------------------------                              -------------------------
================================================================================
 1    NAME OF REPORTING PERSON

      PEP INVESTMENTS PTY LIMITED
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New South Wales, Australia
--------------------------------------------------------------------------------
       NUMBER OF         5  SOLE VOTING POWER

        SHARES              54,346 (See Item 4)
                       ---------------------------------------------------------
      BENEFICIALLY       6  SHARED VOTING POWER

        OWNED BY            None
                       ---------------------------------------------------------
          EACH           7  SOLE DISPOSITIVE POWER

        REPORTING           54,346 (See Item 4)
                       ---------------------------------------------------------
          PERSON         8  SHARED DISPOSITIVE POWER

           WITH             None
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      54,346 (See Item 4)
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                        [_]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.07%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      OO
================================================================================

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      SCHEDULE 13G

     Item 1(a).  Name of Issuer:

                 ChipPAC, Inc.

     Item 1(b).  Address of Issuer's Principal Executive Offices:

                 47400 Kato Road
                 Fremont, California 94538

     Item 2(a).  Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the
                 following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
                                                                          ---

                    (i)    Bain Capital Fund VI, L.P. ("BCF-VI"), a Delaware
                                                        ------
                           limited partnership, by virtue of its direct
                           beneficial ownership of shares of Class A common stock, par value $.01 per share (the "Class A Common
                                                                 --------------
                           Stock"), of ChipPAC, Inc., a Delaware corporation
                           -----
                           (the "Company");
                                 -------

                    (ii)   Bain Capital Partners VI, L.P. ("BCP"), a Delaware
                                                            ---
                           limited partnership, as the sole general partner of BCF-VI;

                    (iii)  BCIP Associates II ("BCIP"), a Delaware general
                                                ----
                           partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (iv)   BCIP Associates II-B ("BCIP-B"), a Delaware general
                                                  ------
                           partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (v)    BCIP Associates II-C ("BCIP-C"), a Delaware general
                                                  ------
                           partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                    (vi)   BCIP Trust Associates II ("BCIPT"), a Delaware
                                                      -----
                           general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

                              Page 12 of 22 Pages

               (vii)   BCIP Trust Associates II-B ("BCIPT-B"), a Delaware
                                                    -------
                       general partnership, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

               (viii)  Bain Capital Investors, LLC ("BCI"), a Delaware limited
                                                     ---
                       liability company, as the sole general partner of BCP and as the managing general partner of BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B;

               (ix)    Bain Capital, LLC ("BCL"), a Delaware limited liability
                                           ---
                       company, by virtue of its direct beneficial ownership of shares of Class A Common Stock;

               (x)     PEP Investments Pty Limited ("PEP") a New South Wales
                                                     ---
                       limited company, by virtue of its direct beneficial ownership of shares of Class A Common Stock; and


               BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT, BCIPT-B, BCL and PEP are
            collectively referred herein as the "Bain Investors". The Bain
                                                 --------------
            Investors, BCP and BCI are collectively referred herein as the "Reporting Persons". The Reporting Persons have entered into a (1)
             -----------------
            Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f) (1) under the Exchange Act and (2) Power of Attorney, a copy of which is filed with this statement as Exhibit B (which is incorporated herein by reference).

               The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the association with BCI, a management company. In general, the Bain Investors acquire and dispose of an issuer's securities on the same terms and conditions and dispose of such securities in the same proportion. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.


Item 2(b).  Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of each of the
            Reporting Persons, other than PEP, is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

Item 2(c).  Citizenship:

                              Page 13 of 22 Pages

               Each of the Bain Investors, other than PEP and BCL, is a
            partnership organized under the laws of the State of Delaware. BCL and BCI are limited liability companies organized under the laws of the State of Delaware. PEP is a New South Wales, Australia limited company.

Item 2(d).  Title of Class of Securities:

            Class A common stock, par value $.01 per share.

Item 2(e).  CUSIP No.:

            169657 10 3

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            Not Applicable.

Item 4.     Ownership:

            (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of the date hereof, shared or sole power to vote or to direct the vote and shared or sole power to dispose or to direct the disposition of the Class A Common Stock as follows:

               Bain Capital Fund VI, L.P. BCF-VI has the sole power to vote and
               -------------------------
            to dispose of 16,303,749 shares of Class A Common Stock held by BCF-VI, constituting approximately 20.5% of the outstanding Class A Common Stock.

               Bain Capital Partners VI, L.P. BCP, as the sole general partner
               -----------------------------
            of BCF-VI, may be deemed to have the shared power to vote and to dispose of 16,303,749 shares of Class A Common Stock held by BCF-VI, which constitutes approximately 20.5% of the outstanding Class A Common Stock. The filing of this Schedule 13G by BCP shall not be considered an admission that BCP is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-VI.

               BCIP Associates II. BCIP has the sole power to vote and to
               ------------------
            dispose of 2,181,587 shares of Class A Common Stock held by BCIP, which constitutes approximately 2.7% of the outstanding Class A Common Stock.

               BCIP Associates II-B. BCIP-B has the sole power to vote and to
               --------------------
            dispose of 398,580 shares of Class A Common Stock held by BCIP-B,

                              Page 14 of 22 Pages
            which constitutes approximately 0.5% of the outstanding Class A Common Stock.

               BCIP Associates II-C. BCIP-C has the sole power to vote and to
               --------------------
            dispose of 847,004 shares of Class A Common Stock held by BCIP-C, which constitutes approximately 1.1% of the outstanding Class A Common Stock.

               BCIP Trust Associates II. BCIPT has the sole power to vote and to
               ------------------------
            dispose of 757,406 shares of Class A Common Stock held by BCIPT, which constitutes approximately 1.0% of the outstanding Class A Common Stock.

               BCIP Trust Associates II-B. BCIPT-B has the sole power to vote
               --------------------------
            and to dispose of 195,878 shares of Class A Common Stock held by BCIPT-B, which constitutes approximately 0.2% of the outstanding Class A Common Stock.

               Bain Capital Investors, LLC. BCI, as the sole general partner of
               ---------------------------
            BCP and as the managing general partner of BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, may be deemed to have the shared power to vote and to dispose of 20,684,204 shares of Class A Common Stock held by BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT and BCIPT-B, which constitutes approximately 26.0% of the outstanding Class A Common Stock. The filing of this Schedule 13G by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by BCF-VI, BCIP, BCIP-B, BCIP-C, BCIPT or BCIPT-B.

               Bain Capital, LLC. BCL has the sole power to vote and to dispose
               -----------------
            of 183,334 shares of Class A Common Stock held by BCL, which constitutes approximately 0.2% of the outstanding Class A Common Stock.

               PEP Investments Pty Limited. PEP has the sole power to vote and
               ---------------------------
            to dispose of 54,436 shares of Class A Common Stock held by PEP, which constitutes approximately 0.07% of the outstanding Class A Common Stock.

               Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 79,403,370 shares of Class A Common Stock outstanding as of January 15, 2002, after giving effect to the issuance of an additional 10,000,000 shares of Class A Common Stock on January 30, 2002, as disclosed to the Reporting Persons by the Company pursuant to a prospectus filed with the Securities and Exchange Commission on January 25, 2002 pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended.

                              Page 15 of 22 Pages

            Each Reporting Person expressly disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            See response to Item 4. Any such interest does not relate to more than five percent of the Class A Common Stock outstanding as of January 15, 2002 (after giving effect to the issuance of an additional 10,000,000 shares of Class A Common Stock on January 30,
            2002).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

            Not Applicable.

                              Page 16 of 22 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2002


                                            BAIN CAPITAL FUND VI, L.P.

                                            By: BAIN CAPITAL PARTNERS VI, L.P.,
                                             its General Partner

                                            By: Bain Capital Investors, LLC,
                                             its General Partner

                                            By: /s/ Eva H. Davis
                                                --------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact



                                            BAIN CAPITAL PARTNERS VI, L.P.

                                            By: Bain Capital Investors, LLC
                                             its General Partner

                                            By: /s/ Eva H. Davis
                                                --------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact


                                            BAIN CAPITAL INVESTORS, LLC

                                            By: /s/ Eva H. Davis
                                                --------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact

                              Page 17 of 22 Pages

                                            BCIP ASSOCIATES II
                                            BCIP ASSOCIATES II-B
                                            BCIP ASSOCIATES II-C
                                            BCIP TRUST ASSOCIATES II
                                            BCIP TRUST ASSOCIATES II-B

                                            By:  Bain Capital Investors, LLC
                                                 their Managing General Partner

                                            By:  /s/  Eva H. Davis
                                                 -------------------------------
                                                 Name:  Eva H. Davis
                                                 Title: Attorney-In-Fact


                                            BAIN CAPITAL INVESTORS, LLC

                                            By:    /s/  Eva H. Davis
                                                 -------------------------------
                                                 Name:  Eva H. Davis
                                                 Title: Attorney-in-Fact

                                            BAIN CAPITAL, LLC

                                            By:    /s/  Eva H. Davis
                                                 -------------------------------
                                                 Name:  Eva H. Davis
                                                 Title: Attorney-in-Fact

                                            PEP INVESTMENTS PTY LIMITED

                                            By:  Bain Capital Investors, LLC
                                                 its Attorney-in-Fact

                                            By:    /s/  Eva H. Davis
                                                 -------------------------------
                                                 Name:  Eva H. Davis
                                                 Title: Attorney-in-Fact

                              Page 18 of 22 Pages

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: February 14, 2002                    BAIN CAPITAL FUND VI, L.P.

                                           By:  BAIN CAPITAL PARTNERS VI, L.P.,
                                                its General Partner

                                           By:  Bain Capital Investors, LLC
                                                its General Partner

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact


                                           BAIN CAPITAL PARTNERS VI, L.P.

                                           By:  Bain Capital Investors, LLC
                                                its General Partner

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact

                              Page 19 of 22 Pages

                                           BAIN CAPITAL INVESTORS, LLC

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact



                                           BCIP ASSOCIATES II
                                           BCIP ASSOCIATES II-B
                                           BCIP ASSOCIATES II-C
                                           BCIP TRUST ASSOCIATES II
                                           BCIP TRUST ASSOCIATES II-B

                                           By:  Bain Capital Investors, LLC
                                                their Managing General Partner

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact

                                           BAIN CAPITAL INVESTORS, LLC

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact

                                           BAIN CAPITAL, LLC

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact


                                           PEP INVESTMENTS PTY LIMITED

                                           By:  Bain Capital Investors, LLC
                                                its Attorney-in-Fact

                                           By:    /s/  Eva H. Davis
                                               ---------------------------------
                                                Name:  Eva H. Davis
                                                Title: Attorney-in-Fact

                              Page 20 of 22 Pages

                                                                       Exhibit B
                                                                       ---------

                               POWER OF ATTORNEY


     KNOW ALL BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints each of Jeffrey C. Hammes, Dennis M. Myers and Eva H. Davis, signing singly, the undersigned's true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of shares of common stock of ChipPAC, Inc., a Delaware corporation (the "Company"), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreement), required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act") and any Forms 3, 4, and 5 in accordance with Section 16(a) of the Exchange Act; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such
Schedule 13D, Schedule 13G or Form 3, 4, or 5 and timely file such schedule or form with the United States Securities and Exchange Commission and any stock exchange or similar authority, including the NASDAQ National Market; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Exchange Act.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or 16 of the Exchange Act with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                                   * * * * *

                              Page 21 of 22 Pages

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of February, 2002.



Date: February 14, 2002                     BAIN CAPITAL INVESTORS, LLC

                                            By: /s/ Michael Goss
                                                -----------------------------
                                                Name:  Michael Goss
                                                Title: Managing Director


                                            BCIP ASSOCIATES II
                                            BCIP ASSOCIATES II-B
                                            BCIP ASSOCIATES II-C
                                            BCIP TRUST ASSOCIATES II
                                            BCIP TRUST ASSOCIATES II-B

                                            By:  Bain Capital Investors, LLC
                                                 their Managing General Partner

                                            By:  /s/ Michael Goss
                                                --------------------------------
                                                Name:  Michael Goss
                                                Title: Managing Director



                                            BAIN CAPITAL INVESTORS, LLC

                                            By:  /s/ Michael Goss
                                                --------------------------------
                                                Name:  Michael Goss
                                                Title: Managing Director

                                            BAIN CAPITAL, LLC

                                            By:  /s/ Michael Goss
                                                --------------------------------
                                                Name:  Michael Goss
                                                Title: Managing Director

                                            PEP INVESTMENTS PTY LIMITED

                                            By: Bain Capital Investors, LLC
                                                its Attorney-in-Fact

                                            By: /s/ Michael Goss
                                                --------------------------------
                                                Name:  Michael Goss
                                                Title: Managing Director


                              Page 22 of 22 Pages